EXHIBIT 3.1

[Translation from Hebrew. The Hebrew version is the binding version.]

Attunity Ltd

MEMORANDUM OF ASSOCIATION

(AS OF JULY 19, 2012)

1.	The name of the company: Attunity Ltd

2.	The objects for which the company has been established are:

(a)	To operate businesses of computer, software, high-tech industries, investments, assets, trade, import, export, marketing and consulting, whether in Israel or abroad.

(b)	To operate any other lawful business.

3.	The liability of the members is limited.

4.	The share capital of the Company is NIS 13,000,000 (Thirteen Million NIS), divided into 32,500,000 Ordinary Shares of NIS 0.4 nominal value each (“Ordinary Shares”).

In accordance with shareholders resolution of June 21, 2012 and board resolution of July 5, 2012.

Attunity Ltd

Signature: /s/ Dror Harel-Elkayam
Name: Dror Harel-Elkayam
Title: Secretary